EXHIBIT 99.1

Essilor International Agrees to Acquire Coastal.com for $430 Million

VANCOUVER, British Columbia, Feb. 27, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), a leading global manufacturer and digital retailer of high-quality glasses and contact lenses, announced today that it has entered into an Acquisition Agreement with Essilor International under which Essilor has agreed to acquire all of the issued and outstanding common shares of Coastal.com for a purchase price of CAD$12.45 per share, representing a net equity value of approximately CAD$430 million.

The purchase price per share represents a premium of 43% over the three month volume-weighted average price of CAD$8.73 on the TSX and 84% over the six month volume-weighted average price of CAD$6.78.

"Essilor shares Coastal.com's focus on customers, innovation and growth", said Roger Hardy, Coastal.com's founder and CEO. "The combination will enhance Coastal.com's ability to achieve its goals while realizing a significant all-cash premium for our shareholders. I am confident this transaction is the right decision for Coastal.com, our employees and our shareholders."

The transaction will be implemented by way of a statutory plan of arrangement and is subject to customary closing conditions, including approval by shareholders, court approval and regulatory approval. Assuming the timely receipt of such approvals, the transaction is expected to close in the second quarter of 2014.

The Board of Directors of Coastal.com, acting on the recommendation of its independent special committee and after consultation with its legal and financial advisors, unanimously approved the Acquisition Agreement and recommend that shareholders of Coastal.com vote their common shares in favour of the Arrangement. Members of the Board and officers of Coastal.com collectively holding over 16% of the outstanding common shares of Coastal.com have also entered into support and voting agreements with Essilor.

The Acquisition Agreement provides for a customary non-solicitation covenant on the part of Coastal.com and, in the event of a superior proposal, Essilor has the right to either match the superior proposal or receive a termination fee in the amount of CAD$16 million.

Further details regarding the terms of the Arrangement are set out in the Acquisition Agreement, which will be publicly filed by Coastal.com with the Canadian securities regulatory authorities on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at http://www.sec.gov. In addition, details of the Arrangement, including a summary of the terms and conditions of the Acquisition Agreement, will be disclosed in a management information circular of Coastal.com, which will be mailed to shareholders and will also be available on SEDAR and EDGAR. Shareholders are urged to carefully read the information circular once it becomes available.

Financial and Legal Advisors

Guggenheim Securities LLC acted as lead financial advisor and Roth Capital Partners as co-financial advisor and McCarthy Tétrault LLP is acting as legal advisor to Coastal.com in connection with the transaction. Neal, Gerber & Eisenberg LLP is acting as special U.S. counsel to Coastal.com. BMO Capital Markets is acting as financial advisor and Blake, Cassels & Graydon LLP is acting as legal advisor to the Special Committee.

About Essilor

The world's leading ophthalmic optics company, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Its corporate mission is to enable everyone around the world to access lenses that meet his or her unique vision requirements. To support this mission, the Company allocates more than €150 million to research and innovation every year, in a commitment to continuously bring new, more effective products to market. Essilor's flagship brands are Varilux®, Crizal®, Definity®, Xperio®, OptifogTM, Foster Grant®, Bolon® and Costa®. It also develops and markets equipment, instruments and services for eyecare professionals.

Essilor reported consolidated revenue of over €5 billion in 2013 and employs more than 55,000 people. It operates in some 100 countries with 28 plants, more than 450 prescription laboratories and edging facilities, as well as several research and development centers around the world. For more information, please visit www.essilor.com.

The Essilor share trades on the NYSE Euronext Paris market and is included in the Euro Stoxx 50 and CAC 40 indices.

Codes and symbols: ISIN: FR0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP.

About Coastal.com

Coastal.com is a leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer.  For more information about Coastal.com, please visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in this news release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Arrangement, Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to, risks and uncertainties associated with the timely receipt of required shareholder, court and regulatory approvals in connection with the Arrangement; changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note. Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Chief Corporate Development Officer
         Coastal.com
         (604) 676-4498
         terryv@coastal.com

         or

         Liolios Group, Inc.
         Scott Liolios or Cody Slach
         (949) 574-3860
         COA@liolios.com